ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM
March 1, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Mr. Michael Kosoff

Re:	Premier VIT (File Nos. 33-78944 and 811-8512) — Responses to Comments on OpCap Mid Cap Portfolio Preliminary Proxy Statement
Dear Mr. Kosoff:
     On January 29 , 2010, Premier VIT (the “Trust”) filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934. The Proxy Statement relates to the proposed liquidation and dissolution of the OpCap Mid Cap Portfolio, a series of the Trust (the “Liquidation” of the “Portfolio”), on or about April 30, 2010. On February 5, 2010 you provided us orally with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement. Summaries of your comments and the Trust’s responses are set forth below.
1.	Comment: The Proxy Statement solicits shareholder approval for liquidation of the Portfolio, which would take place in connection with the liquidation of the entire Trust. Please explain supplementally why the Registrant is seeking shareholder approval for liquidation of the Portfolio, particularly when the Trustees may liquidate the Trust without shareholder approval. In addition, please explain supplementally why shareholder approval is being sought for the liquidation of the Portfolio and not the other series of the Trust.

Response: The insurance company separate accounts investing in the series of the Trust, including the Portfolio, which are “unit investment trusts” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), will not seek approval orders under Section 26(c) of the 1940 Act (“Substitution Orders”) for substitution of investments anticipated to occur in connection with the liquidations of the Trusts’ series. The Trust submits that, for each series of the Trust aside from the Portfolio, the circumstances are consistent with certain no-action positions whereby the Staff determined that a Substitution Order was not necessary. See American Enterprise Life Insurance Company, pub. avail. Apr. 30, 2002.

The circumstances of the Portfolio differ from the other Trust series in that the insurance company sponsor for a separate account holding a significant percentage of the Portfolio’s outstanding shares is an affiliate of the investment adviser to the Trust. Consequently, that insurance company may arguably be unable to rely on the no-action relief under American Enterprise. However, the Staff has also granted no-action relief from the necessity of seeking a Substitution Order in circumstances where contract owners would have the opportunity to vote on the transactions that resulted in the substitution. Northwestern National Life Ins. Co, pub. avail. April 10, 1995. The affiliated insurance company has informed us that it believes that it may rely on the Northwestern National letter and for this reason the Board of Trustees is seeking shareholder approval of the Portfolio’s liquidation.

2.	Comment: Once the liquidation is consummated, please be sure to mark the series/class identifiers on the EDGAR system as “inactive.”

Response: The Trust will make the requested changes.

3.	Comment: On page 2 of the Q&A section, in the answer to the question “What will happen to my Contract in the event the liquidation is approved?” please include a reference to the Contract prospectus, similar to the reference under “Consequences to Shareholders” in the Proxy Statement.

Response: In response to the Comment, the following change has been made to the noted paragraph (additional language denoted by underlining):
“You are encouraged to submit transfer instructions in order to transfer Contract values currently allocated to the Fund to other allocation options available under your Contract prior to the Liquidation. If you do not submit such instructions, immediately following the Fund’s liquidation, any contract value representing liquidation proceeds from the Fund will be transferred to another investment option determined by the insurance company issuer of your Contract. Please consult your Contract prospectus and/or contact the insurance company issuer of your Contract for more information about alternative investments, including the default investment, and how to provide instructions for transferring your investment. If you receive the enclosed proxy statement together with a letter from your insurance company, you should review that letter carefully for important information about your options for transferring Contract value before the Liquidation and about the investment option to which the liquidation proceeds will be transferred if you do not provide transfer instructions before the Liquidation.
4.	Comment: If the Board of Trustees considered any alternative to liquidation, such as merging with another fund, please disclose such alternative and the Trustees’ considerations.

Response: The Board of Trustees did not give significant consideration to any alternatives to the proposed liquidation to degree that the Trust believes would warrant disclosure in the Proxy Statement. The Trustees did not give significant consideration to a merger with another fund in light of the fact that all series of the Trust are proposed to be liquidated, and there are no other variable insurance portfolios overseen by the Board of Trustees into which the Portfolio might be merged.
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     As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Should you have any questions, please do not hesitate to call me at (617) 951-7467. Thank you for your assistance.

Very truly yours,
/s/ Johnathan Mathiesen

Johnathan Mathiesen

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Wayne Miao, Esq. David C. Sullivan, Esq. George B. Raine, Esq.